Exhibit 8.1

LIST OF SUBSIDIARIES AND CONSOLIDATED VARIABLE INTEREST ENTITIES OF

JIAYIN GROUP INC.

Name	Place of incorporation/ establishment
Subsidiaries
Jiayin Holdings Limited	BVI
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	Hong Kong
Jiayin Southeast Asia Holdings Limited	BVI
Shanghai Kunjia Technology Co., Ltd.	Shanghai
Geerong Yunke Information Technology Co., Ltd.	Shanghai
Geerong Yun (Shanghai) Enterprise Development Co., Ltd.	Shanghai
Shanghai Chuangzhen Software Co., Ltd.	Shanghai
PT. Jayindo Fintek Pratama	Indonesia

VIEs
Shanghai Jiayin Finance Technology Co., Ltd.	Shanghai
Shanghai Wuxingjia Information Technology Co., Ltd. (formerly known as"Shanghai Niwodai Internet Finance Information Services Co., Ltd.")	Shanghai
Shanghai Jiajie Internet Finance Information Services Co., Ltd.	Shanghai
Jiayin Shuke Information Technology Co., Ltd.	Shanghai